UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                          Golden Phoenix Minerals, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   381149 10 3
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                                 (CUSIP Number)

                                 Frank Diegmann
-----------------------------------------------------------------------------
                             1986 E. Foothill Blvd.
                               Pasadena, CA 91107
                              Phone: (626) 795-0395
-----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               June 10, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   381149 10 3
---------------- --------------------------------------------------------------
        1.       Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).
                                                              FRANK G. DIEGMANN
                                                                  IRS NO.:  N/A
---------------- --------------------------------------------------------------

        2.       Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)   .....................................................[ ]

                 (b)   .....................................................[ ]

---------------- --------------------------------------------------------------


        3.       SEC Use Only
---------------- --------------------------------------------------------------


        4.       Source of Funds (See Instructions).......................PF/OO
---------------- --------------------------------------------------------------


        5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)......................................N/A
---------------- --------------------------------------------------------------


        6.       Citizenship or Place of Organization.............UNITED STATES
---------------- --------------------------------------------------------------


Number of        7.    Sole Voting Power.............................11,183,333
Shares Bene-     --------------------------------------------------------------
ficially Owned
by Each          8.    Shared Voting Power...........................450,000(1)
Reporting        --------------------------------------------------------------
Person With
                 9.    Sole Dispositive Power........................11,183,333
                 --------------------------------------------------------------

                 10.   Shared Dispositive Power......................450,000(1)
---------------- --------------------------------------------------------------


        11.      Aggregate Amount Beneficially Owned by Each Reporting
                 Person...........................................11,633,333(1)
---------------- --------------------------------------------------------------


        12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)..................................[ ]
---------------- --------------------------------------------------------------


        13.      Percent of Class Represented by Amount in Row (11).....8.6%(2)
---------------- --------------------------------------------------------------


        14.      Type of Reporting Person (See Instructions)
                 ............................................................IN

---------------- --------------------------------------------------------------

(1)  Includes  450,000  shares of common  stock  held  jointly  with  Beverly L.
Diegmann.

(2) Based on 135,416,542 shares of common stock issued as of August 11, 2005, as reported by Golden Phoenix Minerals, Inc. on Form 10-QSB for the quarter period ended June 30, 2005 filed with the SEC on August 18, 2005.

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, no par value (the "Shares") of Golden Phoenix Minerals, Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive office is 1675 E. Prater Way, #102, Sparks, Nevada 89434.

Item 2.  Identity and Background.

A.       Name:    Frank G. Diegmann

         Business Address:          1986 Foothill Blvd., Pasadena, CA 91107

         Principal Occupation:      Veterinarian

         Address of Principal Office:  1986 Foothill Blvd., Pasadena, CA 91107

         Mr. Diegmann,  within the last five years, has not been convicted in a
         criminal   proceeding   (excluding   traffic   violations  or  similar
         misdemeanors).

         Mr. Diegmann, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         Mr. Diegmann is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Acquisition from Issuer

     Since 2001, Mr. Diegmann has been an investor of the Issuer. He received his Shares as a result of participating in various private placements conducted by the Issuer throughout the past four years. In 2001, Mr. Diegmann purchased 500,000 shares of common stock from the Issuer. In 2002, Mr. Diegmann purchased a total of 4,583,333 shares of common stock from the Issuer throughout the year. In 2003, Mr. Diegmann purchased a total of 5,200,000 shares of common stock from the Issuer, which includes 450,000 shares of common stock which were purchased jointly with Beverly Diegmann. In 2004, Mr. Diegmann purchased a total of 1,350,000 shares of common stock from the Issuer.

Item 4.  Purpose of the Transaction.

     Mr. Diegmann acquired the Shares (described in Item 3) for investment purposes and in order to facilitate the raising of capital by the Issuer.

     On March 30, 2005, Mr. Diegmann signed a letter agreement with Robert P. Martin pursuant to which Mr. Martin was granted an option to purchase three million (3,000,000) unrestricted Shares from Mr. Diegmann for a period of six months. Mr. Martin has an option to purchase one million (1,000,000) shares at a purchase price of $0.16 per shares, and an additional two million (2,000,000) shares at a purchase price of $0.20. per share. As of September 21, 2005, no shares were sold by Mr. Diegmann to Mr. Martin under the letter agreement.

     Subject to ongoing evaluation, Mr. Diegmann has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) The following table sets forth the aggregate number and percentage of Shares beneficially owned by the Reporting Persons herein:

                                 Shares
Reporting Person            Beneficially Owned                   Percentage

Frank G. Diegmann            11,633,333 (1)(3)                   8.6%(2)(3)

(1)  Includes  450,000  shares of common  stock  held  jointly  with  Beverly L.
Diegmann.

(2) Based on 135,416,542 shares of common stock issued as of August 11, 2005, as reported by Golden Phoenix Minerals, Inc. on Form 10-QSB for the quarter period ended June 30, 2005 filed with the SEC on August 18, 2005.

(3) Includes shares which were purchased in various private placements conducted by the Issuer. In 2001 Mr. Diegmann purchased 500,000 shares of common stock from the Issuer. In 2002, Mr. Diegmann purchased a total of 4,583,333 shares of common stock from the Issuer throughout the year. In 2003, Mr. Diegmann purchased a total of 5,200,000 shares of common stock from the Issuer, which includes 450,000 shares of common stock which were purchased jointly with Beverly Diegmann. In 2004, Mr. Diegmann purchased a total of 1,350,000 shares of common stock from the Issuer.

     (b) For each Reporting Person under paragraph (a), the following table sets forth the number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

                                           Sole                         Sole                    Shared Power of
Reporting Person                       Power to Vote            Power of Disposition         Voting or Disposition

Frank G. Diegmann                        11,183,333                   11,183,333                  450,000(1)


(1)  Includes  450,000  shares of common  stock  held  jointly  with  Beverly L.
Diegmann.


     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On March 30, 2005, Mr. Diegmann signed a letter agreement with Robert P. Martin pursuant to which Mr. Martin was granted an option to purchase three million (3,000,000) unrestricted Shares from Mr. Diegmann for a period of six months. Mr. Martin has an option to purchase one million (1,000,000) shares at a purchase price of $0.16 per shares, and an additional two million (2,000,000) shares at a purchase price of $0.20. per share. As of September 21, 2005, no shares were sold by Mr. Diegmann to Mr. Martin under the letter agreement.

Item 7.  Materials to be Filed as Exhibits.

     A. Letter Agreement between Mr. Diegmann and Mr. Martin dated as of March 26, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 30, 2005                /s/ Frank G. Diegmann
                                         ________________________________
                                         Frank G. Diegmann, an individual

                                    EXHIBIT A

Date: March 26, 2005
To:      Dr. Frank G. Diegmann, 1986 E. Foothill Blvd., Pasadena CA 91107
From:    Robert P. Martin, 1750 Kalakaua Avenue, Honolulu HI 96826
Re:      Option to Purchase GPXM shares

Dear Frank,

Following up on our last two phone conversations, I would like to set up a procedure to purchase three million shares of free-trading GPXM common stock from you over the coming months.

I am enclosing a check to you in the amount of $1, 000 as consideration for the option to purchase up to one million of your free-trading GPXM common shares at a price of sixteen cents per share within six months of your dated signature below, and the option to purchase up to two million of your free-trading GPXM common shares at a price of twenty cents per share within the subsequent six months or sooner.

I agree to pay for all costs and make all arrangements for transferring the shares at the times of purchase, including preparation of all necessary forms, legal work, postage, and transfer agent fees. Your only obligation is to mail the properly signed GPXM share certificates to the transfer agent for processing using pre-addressed envelopes that I will supply to you. If your certificates contain a larger number of shares then I am purchasing, your un-purchased shares will be mailed back to you in new certificates prepared by the transfer agent. I may need to exercise the options all at once or in blocks of shares over a period of time, and I will only use the transfer agent that is officially authorized by Golden Phoenix Minerals, Inc.

I will pay you for your shares via check or bank wire, whichever you prefer, at the time of each purchase. As you know, one of the reasons for my making this arrangement with you is to hopefully be able to assist Golden Phoenix, and therefore I reserve the right to assign share purchases as necessary to accomplish that objective.

If this meets with your approval, please sign and date this letter and return it to me in the enclosed envelope, keeping a copy for yourself. By working together let's hope we can help achieve our goals regarding Golden Phoenix. With my best wishes,

/s/ Robert P. Martin


I agree to the terms of this letter:

/s/ Frank G. Diegmann                                         3/30/05
Frank G. Diegmann                                             Date